BESPOKEN SPIRITS INC.

SALE OF SERIES C-1 PREFERRED STOCK

SUBSCRIPTION DOCUMENTS AND INSTRUCTIONS

The following documents must be completed in accordance with the instructions set forth below and must be executed in order to determine whether you (the "**Subscriber**") are an "accredited investor" (as defined under applicable U.S. securities laws) and in order to subscribe for and purchase shares of Series C-1 Preferred Stock, $0.00001 par value per share (the "**Series C-1 Preferred Stock**"), of Bespoken Spirits Inc., a Delaware corporation (the "**Company**").

1. Enclosed Are the Following Documents:

(a) **Subscription Agreement.** Carefully and fully read and execute the attached Series C-1 Preferred Stock Subscription Agreement and the Confidential Subscriber Questionnaire attached to the Subscription Agreement as **Exhibit B**.

(b) **Transaction Agreements**. Carefully and fully read the following transaction agreements provided with this Subscription Agreement and which are in final form for the offering (the "**Transaction Agreements**"):

- Series C Preferred Stock Purchase Agreement (**Exhibit A-1**)
- Second Amended and Restated Investors' Rights Agreement (**Exhibit A-2**)
- Third Amended and Restated Right of First Refusal and Co-Sale Agreement (**Exhibit A-3**)
- Second Amend and Restated Voting Agreement (**Exhibit A-4**)
- Fifth Amended and Restated Certificate of Incorporation (**Exhibit A-5**)

You will be asked to represent and warrant that you have read fully and understood the Transaction Agreements. As a result of executing and delivering the Subscription Agreement, you will be joined as a party to each of the Series C Preferred Stock Purchase Agreement, the Second Amended and Restated Investors' Rights Agreement, the Third Amended and Restated Right of First Refusal and Co-Sale Agreement and the Second Amend and Restated Voting Agreement.

2. Payment. Payment of the purchase price of the Series C-1 Preferred Stock to be purchased by you shall be made by wire transfer of immediately available funds to the account notified by the Company to you.

[remainder of page intentionally left blank]

THIS SUBSCRIPTION AGREEMENT (THE "AGREEMENT") RELATES TO AN OFFERING OF SHARES OF SERIES C-1 PREFERRED STOCK RELYING UPON ONE OR MORE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE FEDERAL SECURITIES LAWS PURSUANT TO SECTION 4(A)(2) AND/OR RULE 506 OF REGULATION D ("REGULATION D"), AS PROMULGATED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NONE OF THE SECURITIES TO WHICH THIS SUBSCRIPTION AGREEMENT RELATES HAVE BEEN REGISTERED UNDER THE ACT OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED; AND NONE MAY BE OFFERED OR SOLD, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

YOU MUST KEEP THIS SUBSCRIPTION AGREEMENT AND ACCOMPANYING MATERIALS CONFIDENTIAL AND MAY NOT MAKE OR PROVIDE A COPY OF THIS SUBSCRIPTION AGREEMENT OR ACCOMPANYING MATERIALS TO ANYONE OTHER THAN YOUR OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO TAX, ACCOUNTING AND OTHER RELATED MATTERS CONCERNING YOUR INVESTMENT IN THIS OFFERING AND ITS SUITABILITY FOR YOU.

BESPOKEN SPIRITS INC.

SERIES C-1 PREFERRED STOCK
SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made as of ___, 2024 by and between Bespoken Spirits Inc., a Delaware corporation (the "Company"), and the person or entity party hereto as the subscriber (the "Subscriber").

WHEREAS, the Company and the Subscriber are executing and delivering this Agreement in reliance upon an exemption from securities registration afforded by the provisions of Section 4(a)(2) and/or Regulation D ("Regulation D"), as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act");

WHEREAS, the Subscriber wishes to purchase, and the Company wishes to sell, such number of shares of Series C-1 Preferred Stock, $0.00001 par value per share (the "Series C-1 Preferred Stock"), of the Company pursuant to this Agreement and the Series C Preferred Stock Purchase Agreement among the Company and the investors party thereto (the "Series C Purchase Agreement") in the form attached hereto as Exhibit A-1; and

WHEREAS, as a condition to the sale and purchase of Series C-1 Preferred Stock by the Subscriber, the Subscriber shall join and become a party to each of the Series C Purchase Agreement, the Second Amended and Restated Investors' Rights Agreement in the form of Exhibit A-2 (the "IRA"), the Third Amended and Restated Right of First Refusal and Co-Sale Agreement in the form of Exhibit A-3 (the "ROFRA Agreement"), and the Second Amend and Restated Voting Agreement in the form of Exhibit A-4 (the "Voting Agreement").

NOW, THEREFORE, in consideration of the premises above, which are incorporated in this

Agreement as if fully set forth below, and the mutual covenants and other agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Subscriber hereby agree as follows:

1. *Defined Terms*. Capitalized terms used but not defined in this Agreement have the meanings given to them in the Series C Purchase Agreement.

2. *Subscription; Acceptance and Rejection.*

A. Subject to the terms and conditions of this Agreement and the Series C Purchase Agreement, the Company agrees to sell to the Subscriber and the Subscriber agrees to purchase from the Company on the applicable Closing Date the shares of Series C-1 Preferred Stock set forth in the Company's Acceptance attached to this Agreement (the "Company's Acceptance" and such shares of Series C-1 Preferred Stock subscribed for and to be purchased by the Subscriber, the "Shares").

B. The purchase price payable for the Shares is the amount set forth in the Company's Acceptance (the "Purchase Price"). The Purchase Price is payable on or before the date notified by the Company to the Subscriber by wire transfer of immediately available funds to the account separately provided to the Subscriber. The Subscriber understands and agrees that, subject to the terms of this Agreement and applicable laws, by executing this Agreement, he, she or it is entering into a binding agreement for the purchase of the Shares and the payment of the Purchase Price.

C. Upon execution, the Subscriber's obligation to purchase the Shares shall be irrevocable, and the Subscriber shall be legally bound to purchase the Shares subject to the terms set forth in this Agreement. Payment of the Purchase Price shall be made on or before the date notified by the Company to the Subscriber.

D. The Subscriber understands and agrees that the Company reserves the right to reject this subscription for Shares in whole or part in any order at any time prior to the closing of the Company's offering of the Series C-1 Preferred Stock (the "Closing") of the purchase and sale of the Shares for any or no reason, notwithstanding the Subscriber's prior receipt of notice of acceptance of the Subscriber's subscription.

E. In the event of rejection of this subscription by the Company in accordance with this Agreement, or the sale of the Shares is not consummated for any reason, this Agreement and any other agreement entered into between the Subscriber and the Company relating to this subscription shall thereafter have no force or effect, and the Company shall promptly return or cause to be returned to the Subscriber the Purchase Price remitted to the Company, without interest thereon or deduction therefrom.

3. *Closing.* The purchase and sale of the Shares shall occur at the Closing as notified to the Subscriber by the Company (the "Closing Date"). The Closing will take place at the principal office of the Company or at such other place as shall be designated by the Company.

4. *Consent and Joinder.*

A. If the Subscriber is an existing Company stockholder, pursuant to Section 228 and Section 242 of the Delaware General Corporation Law, the Subscriber hereby votes all outstanding shares of Common Stock, Series Seed Preferred Stock, Series Seed 2 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock, as applicable, held by the Subscriber to take the actions and adopt the resolutions set forth in the Action by Written Consent of Stockholders attached hereto as Exhibit C effective as of the date of this Agreement, such Action by Written Consent of Stockholders is incorporated herein by

reference, and the Stockholder consents to the attachment of the signature page to this Subscription Agreement to such Action by Written Consent of Stockholders as evidence of such consent.

B. The Subscriber hereby agrees, pursuant to and in accordance with the applicable provisions of the Series C Purchase Agreement, effective as of the Closing Date, that the Subscriber is hereby, without further action or notice, made a party to, and the Subscriber agrees to be bound by, and to comply with the provisions of, and recognizes that he/she/it will receive the benefits of, the Series C Purchase Agreement as though an original party thereto and shall be a Purchaser under the Series C Purchase Agreement.

C. The Subscriber hereby agrees, pursuant to and in accordance with the applicable provisions of the IRA, the ROFR Agreement and the Voting Agreement, effective as of the Closing Date, that the Subscriber is hereby, without further action or notice, made a party to, and the Subscriber agrees to be bound by, and to comply with the provisions of, and recognizes that he/she/it will receive benefits of, the IRA, ROFR Agreement and Voting Agreement as though an original party thereto and shall be an Investor and a Holder under each of the IRA, ROFR Agreement and Voting Agreement (as such terms are defined, respectively, in the IRA, the ROFR Agreement and the Voting Agreement) for all purposes under the IRA, the ROFR Agreement and the Voting Agreement.

a. In addition to the foregoing, the Subscriber acknowledges that he/she/it, in accordance with Section 7.1 of the Voting Agreement, is, without further action or notice, a party thereto as a "Stockholder" for all purposes of the Voting Agreement. Further, the Subscriber hereby (i) agrees that the Shares (as defined in the Voting Agreement), and any other shares of capital stock or securities required by the Voting Agreement to be bound thereby, shall be bound by and subject to the terms of the Voting Agreement and (ii) adopts the Voting Agreement with the same force and effect as if the Subscriber were originally a party thereto.

b. In connection with the transactions contemplated by this Agreement, the Subscriber agree to execute and deliver, to the extent requested by the Company to reflect the joinder of the Original Purchaser Party and Exequatur, as applicable, thereto, the IRA, Voting Agreement and ROFR Agreement.

5. *Investment Representations and Restrictions on Transfer.*

A. *Investment Representations*. The Subscriber hereby makes the investment and other representations and warranties set forth in Section 3 of the Series C Purchase Agreement to the Company and Annex A hereto as of the date hereof and as of the Closing Date and agrees that such representations and warranties set forth in Section 3 of the Series C Purchase Agreement and Annex A are incorporated into this Agreement by this reference, such that the Company may rely on them in issuing the Shares.

B. *Transfer Restriction*. No Shares may be sold, transferred, assigned, pledged, encumbered, hypothecated, exchanged or otherwise disposed of by the Subscriber except in accordance with this Agreement and the Transaction Agreements.

6. *Tax Consequences*. The Subscriber has reviewed with the Subscriber's own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement and the Transaction Agreements. The Subscriber is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. The Subscriber understands that the Subscriber (and not the Company) shall be responsible for any tax liability that may arise as a result of the transactions contemplated by this Agreement and the Transaction Agreements.

7. *Subscriber Rights.* The Subscriber shall not be entitled to any registration rights with respect to the Shares other than as set forth in the Transaction Agreements.

8. *General Provisions.*

A. *Indemnification*. The Subscriber agrees to indemnify, hold harmless, reimburse and defend the Company, its respective officers, directors, advisors, agents, counsel, members, managers and control persons, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company or any such person which results, arises out of or is based upon (i) any material misrepresentation by the Subscriber or breach of any representation or warranty by Subscriber in this Agreement, in any Schedules, Annexes or Exhibits attached hereto or other agreement delivered pursuant hereto or in connection herewith, now or after the date hereof; or (ii) after any applicable notice and/ or cure periods, any breach or default in performance by Subscriber of any covenant or undertaking to be performed by Subscriber hereunder, or any other agreement entered into by Subscriber and the Company relating hereto.

B. *Choice of Law*. This Agreement shall be governed by the internal substantive laws, but not the choice of law rules, of the State of Delaware.

C. *Dispute Resolution*. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts or Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

D. *Integration*. This Agreement (including all schedules, annexes and exhibits hereto) and the Transaction Agreements represent the entire agreement among the parties with respect to the purchase of the Shares by the Subscriber and supersedes and replaces any and all prior written or oral agreements regarding the subject matter of this Agreement including, but not limited to, any representations made during any interviews, relocation discussions or negotiations whether written or oral.

E. *Notices*. Any notice, demand, offer, request or other communication required or permitted to be given by either the Company or the Subscriber pursuant to the terms of this Agreement shall be in writing and shall be deemed effectively given the earlier of (i) when received, (ii) when delivered personally, (iii) one business day after being delivered by facsimile (with receipt of appropriate confirmation), (iv) one business day after being deposited with an overnight courier service or (v) four days after being deposited in the U.S. mail, First Class with postage prepaid and return receipt requested, and addressed to the parties at the addresses provided to the Company (which the Company agrees to disclose to the other parties upon request) or such other address as a party may request by notifying the other in writing.

F. *Successors*. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. Subject to the restrictions on transfer set forth in this Agreement, this Agreement shall be binding upon the Subscriber and its successors and assigns.

G. *Assignment; Transfers*. Except as set forth in this Agreement, this Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Subscriber without the prior written consent of the Company. Any attempt by the Subscriber without such consent to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Except as set forth in this Agreement, any transfers in violation of any restriction upon transfer contained in any section of this Agreement shall be void, unless such restriction is waived in accordance with the terms of this Agreement.

H. *Waiver*. Any party's failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision, nor prevent such party from thereafter enforcing any other provision of this Agreement. The rights granted to each party hereunder are cumulative and shall not constitute a waiver of any party's right to assert any other legal remedy available to it.

I. *Subscriber's Investment Representations and Further Documents*. The Subscriber agrees upon request to execute any further documents or instruments necessary or reasonably desirable in the view of the Company to carry out the purposes or intent of this Agreement, including (but not limited to) the applicable schedules, annexes and exhibits and attachments to this Agreement. The Subscriber has completed, executed and delivered to the Company the Confidential Subscriber Questionnaire attached hereto as Exhibit B (the "Questionnaire").

J. *Severability*. Should any provision of this Agreement be found to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable to the greatest extent permitted by law.

K. *Reliance on Counsel and Advisors*. The Subscriber acknowledges that Arnold & Porter Kaye Scholer LLP is counsel to the Company and only representing only the Company in this transaction. The Subscriber acknowledges that the Subscriber has had the opportunity to review this Agreement, including all attachments hereto, and the transactions contemplated by this Agreement with the Subscriber's own legal counsel, tax advisors and other advisors. The Subscriber is relying solely on the Subscriber's own counsel and advisors and not on any statements or representations of the Company or its agents for legal or other advice with respect to this investment or the transactions contemplated by this Agreement.

L. *Entire Agreement*. This Agreement, the Restated Certificate, the Series C Purchase Agreement and the other Transaction Agreements and any further agreements entered into by the Subscriber as required under this Agreement or the other Transaction Agreements constitute the entire agreement among the parties with respect to the Subscriber's and its Affiliates' ownership of securities of the Company; this Agreement, the Restated Certificate, the Series C Purchase Agreement and the other Transaction Agreements and any further agreements entered into by the Subscriber as required under this Agreement or the Transaction Agreements supersede any prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof or with respect to the Subscriber's and its Affiliates' ownership of securities of the Company.

M. *Counterparts*. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages shall be binding originals.

[Signature Page Follows]

SUBSCRIBER SIGNATURE PAGE

<u>Signature Page for Individuals</u>

IN WITNESS WHEREOF, the undersigned Subscriber has caused this Subscription Agreement to be executed as of the date indicated below, and the Subscriber consents to the attachment of this signature page as evidence of the Subscriber's consent and approval of the matters set forth in the Action by Written Consent of Stockholders attached to the Subscription Agreement as Exhibit C thereto.

____________________________________	____________________________________
Print or Type Name	Print or Type Name (Joint-owner)
____________________________________	____________________________________
Signature	Signature (Joint-owner)
____________________________________	____________________________________
Date	Date (Joint-owner)
____________________________________	____________________________________
Social Security Number	Social Security Number (Joint-owner)
____________________________________	____________________________________
____________________________________	____________________________________
Address	Address (Joint-owner)

_______ Joint Tenancy ______ Tenants in Common

SUBSCRIBER SIGNATURE PAGE

Signature Page for Partnerships, Corporations or Other Entities

IN WITNESS WHEREOF, the undersigned Subscriber has caused this Subscription Agreement to be executed as of the date indicated below, and the Subscriber consents to the attachment of this signature page as evidence of the Subscriber's consent and approval of the matters set forth in the Action by Written Consent of Stockholders attached to the Subscription Agreement as Exhibit C thereto.

____
Print or Type Name of Entity

Number of shareholders, partners, members, beneficiaries or other beneficial owners of the Partnership, Corporation or Entity: _________________

____
Address

___________________________________	___________________________________
Taxpayer I.D. No. (if applicable)	Date

By:

___________________________________	___________________________________
Signature: Name: Title:	Print or Type Name and Indicate Title or Position with Entity

COMPANY'S ACCEPTANCE
AND
PURCHASED SHARES

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to:

Purchaser: ______________________________

Purchase Price: ________________________________

Purchased Shares: ______________________________

BESPOKEN SPIRITS INC.

By: __________________________________

Date: _________, 2024

ANNEX A TO SUBSCRIPTION AGREEMENT

SUBSCRIBER REPRESENTATIONS, WARRANTIES AND COVENANTS

The following representations, warranties and covenants of the Subscriber are incorporated by reference into the Subscription Agreement to which this Annex A is attached; and the capitalized terms used but not defined herein have the meanings given to them in such Subscription Agreement. These representations, warranties and covenants are made as of the date of the Subscription Agreement and as of the Closing Date.

a. The Subscriber understands that the Company shall have the unconditional right to accept or reject this subscription, in whole or in part, for any reason or without a specific reason, in the sole and absolute discretion of the Company (even after receipt and clearance of Subscriber's funds). This Agreement is not binding upon the Company until accepted in writing by an authorized officer of the Company. In the event that this subscription is rejected, then Subscriber's subscription funds (to the extent of such rejection) will be promptly returned in full without interest thereon or deduction therefrom.

b. The Subscriber has not been furnished with any oral representation or oral information in connection with or in any way relating to the sale and issuance of the Shares or the business or prospects of the Company.

c. Subscriber has carefully read each of the terms and provisions of this Agreement and each of the other Transaction Agreements.

d. The representations and warranties of the Company set forth in Section 2 of the Series C Purchase Agreement made as of the Initial Closing (as defined in the Series C Purchase Agreement) are incorporated herein by reference. Other than as set forth in this clause (d), no representations or warranties have been made to Subscriber by the Company, or any officer, employee, agent, affiliate or subsidiary of the Company, other than the representations of the Company contained herein, and in subscribing for the Shares, the Subscriber is not relying upon any representations other than those contained in this Agreement or expressly incorporated herein by reference.

e. The Subscriber represents and warrants, to the best of Subscriber's knowledge, that no finder, broker, agent, financial advisor or other intermediary, nor any purchaser representative or any broker-dealer acting as a broker, is entitled to any compensation in connection with the transactions contemplated by this Agreement, except as disclosed by the Company to Subscriber.

f. The Subscriber represents and warrants that Subscriber has kept and will keep confidential any information made available in connection with its investigation of the Company and its intended business and agrees that all such information shall be kept in confidence by the Subscriber and neither be used by the Subscriber for the Subscriber's personal benefit (other than in connection with this Subscription) nor disclosed to any third party for any reason (other than Subscriber's legal and tax advisors) notwithstanding that the Subscriber's subscription for Shares may not be accepted by the Company.

[remainder of page intentionally left blank]

SUBSCRIPTION AGREEMENT

LIST OF EXHIBITS

Exhibit A-1	Series C Preferred Stock Purchase Agreement
Exhibit A-2	Second Amended and Restated Investors' Rights Agreement
Exhibit A-3	Third Amended and Restated Right of First Refusal and Co-Sale Agreement
Exhibit A-4	Second Amended and Restated Voting Agreement
Exhibit A-5	Fifth Amended and Restated Certificate of Incorporation
Exhibit B	Confidential Subscriber Questionnaire
Exhibit C	Action by Written Consent of Stockholders

AP draft dated 5/19/2024

BESPOKEN SPIRITS INC.

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

by and among

Bespoken Spirits Inc.,
a Delaware corporation

and

the Purchasers listed on Exhibit A

as of May [ ], 2024

Table of Contents

Page

BESPOKEN SPIRITS INC.

SERIES C PREFERRED STOCK PURCHASE AGREEMENT

This Series C Preferred Stock Purchase Agreement (this "**Agreement**") is made as of May [   ], 2024 by and among Bespoken Spirits Inc., a Delaware corporation (the "**Company**"), and the purchasers listed on Exhibit A (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Stock.

1.1 Sale and Issuance of Series C Preferred Stock. Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing, and the Company agrees to sell and issue to each Purchaser at the applicable Closing, that number of shares of (i) Series C-1 Preferred Stock, $0.00001 par value per share (the "**Series C-1 Preferred Stock**"); and/or (ii) Series C-2 Preferred Stock, $0.00001 par value per share (the "**Series C-2 Preferred Stock**" and together with the Series C-1 Preferred Stock, collectively, the "**Series C Preferred Stock**") pursuant to any cancellation or conversion of SAFEs (as defined below) as set forth in Section 1.3 below, as applicable, in each case as set forth opposite each Purchaser's name on Exhibit A, at a purchase price of $[0.46680][1] per share of Series C-1 Preferred Stock and $[0.37345][2] per share of Series C-2 Prefered Stock. The shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock issued to the Purchasers pursuant to this Agreement shall be referred to in this Agreement as the "**Shares**."

1.2 Closings; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, on the date hereof, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser through the Carta.com platform an electronic certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company in writing, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser, or by any combination of such methods.

1.3 Conversion and Termination of SAFEs.

(a) By executing and delivering this Agreement, each Purchaser holding one or more simple agreements for future equity issued by the Company prior to the date of this Agreement (each, regardless of whether held by a Purchaser or not, a "**SAFE**" and,

---

[1] NTD: Subject to finalization of pro forma capitalization.

[2] NTD: Subject to finalization of pro forma capitalization.

collectively, regardless of whether held by a Purchaser or not, the "**SAFEs**") hereby irrevocably agrees that:

(i) The aggregate face amount of all such SAFEs held by such Purchaser is set forth on Exhibit A under the column heading "SAFEs";

(ii) Such Purchaser is the sole owner of all right, title and interest in and to the SAFEs corresponding to the amounts shown opposite such Purchaser's name on Exhibit A;

(iii) At the Initial Closing, all of such Purchaser's SAFEs will automatically and without any action on the part of such Purchaser convert into the number of shares of Series C-2 Preferred Stock set forth opposite such Purchaser's name under the column heading "SAFE Shares" on Exhibit A (as to any Purchaser, such shares being such Purchaser's "**SAFE Shares**"), regardless of whether any such SAFEs or an affidavit of loss therefor is actually delivered in original or other form to the Company, and any original SAFEs held by (or delivered (electronically or otherwise) to) the Company may be cancelled (and marked cancelled) by the Company upon or following the Initial Closing;

(iv) As to such Purchaser, such Purchaser's SAFE Shares are issued in full and complete discharge and satisfaction of all obligations of the Company (including outstanding principal, interest or any other amounts) under such Purchaser's SAFEs, and such SAFEs will be terminated and of no further force or effect automatically immediately upon the Initial Closing; and

(v) The Company and its Affiliates and agents shall be entitled to deduct and withhold from the amounts deliverable pursuant to Purchaser's SAFEs (including any SAFE Shares otherwise issuable with respect thereto) such amounts, if any, as are required to be deducted and withheld under the Code or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes of the Transaction Agreements as having been delivered to the person in respect of whom such deduction and withholding was made. Each person holding SAFEs shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W-8, as applicable. Prior to withholding any amounts pursuant to this Section 1.3(a)(v), the Company (and its Affiliates and agents) shall use commercially reasonable efforts to notify Purchaser, and the Company and Purchaser shall cooperate in good faith to reduce or eliminate any such withholding.

(b) The Company and each Purchaser holding a SAFE hereby agree that all SAFEs hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this Agreement into SAFE Shares, to fix the conversion price (as defined

therein) at $[0.37345][3] per share, and, immediately upon the Initial Closing, such SAFEs shall be deemed terminated in full and null, void and of no further force or effect; provided that the foregoing will not impair the right of the holder of a SAFE to receive the applicable number of SAFE Shares shown opposite such Purchaser's name on Exhibit A as provided above.

1.4 Sale of Additional Shares of Preferred Stock. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, any unsold shares up to an additional [13,270,979][4] shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares) of Series C-1 Preferred Stock to (a) existing holders of the Company's Preferred Stock as of the date of this Agreement and (b) new investors acceptable to the Lead Investor (such additional Shares sold pursuant to this Section 1.4, the "**Additional Shares**", and the purchasers of the Additional Shares, the "**Additional Purchasers**"); provided that (i) such subsequent sales under this Section 1.4 are consummated prior to the date that is 180 days after the Initial Closing and (ii) each Additional Purchaser becomes a party to the Transaction Agreements (as defined below) by executing and delivering (x) a counterpart signature page or other joinder to each of the Transaction Agreements and (y) such other documents and certificates as the Company may require. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares. The Company shall only be required to share with each Additional Purchaser that portion of Exhibit A that directly pertains to such Additional Purchaser.

1.5 Use of Proceeds. The proceeds from the sale of the Shares shall be used for general corporate purposes.

1.6 Defined Terms Used in this Agreement. In addition to the terms defined above (or elsewhere in this Agreement), the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company with such Person.

(b) "**Code**" means the Internal Revenue Code of 1986, as amended.

(c) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

[3] NTD: Subject to finalization of pro forma capitalization.

[4] NTD: Subject to finalization of pro forma capitalization.

(d) "**Company Intellectual Property**" means all Intellectual Property necessary to the Company in the conduct of the Company's business as now conducted and as presently proposed to be conducted.

(e) "**Encumbrance**" shall mean any mortgage, lien, pledge, charge, right of first refusal, encumbrance, deed of trust, easement, encroachment, restriction on the right to vote, sell, transfer or otherwise dispose of any capital stock, other voting securities, Intellectual Property, other properties and assets, or any other security interest or rights of third parties or any agreement to create any of the foregoing.

(f) "**Indemnification Agreement**" means the agreement between the Company and the director designated by any Purchaser entitled to designate a member of the Board of Directors pursuant to the Voting Agreement, dated as of the date of the Initial Closing.

(g) "**Investors' Rights Agreement**" means that certain Second Amended and Restated Investors' Rights Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit B.

(h) "**Key Employees**" means Peter Iglesias and Scott Savage].

(i) "**Knowledge**" including the phrase "**to the Company's knowledge**" shall mean the actual knowledge of the Key Employees, after due inquiry.

(j) "**Lead Investor**" means T.J. Rodgers or an Affiliate of Mr. Rodgers.

(k) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

(l) "**Material Agreement**" means any agreement, understanding, instrument, contract or proposed transaction to which the Company is a party or by which it is bound that involves (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000 (other than employment agreements and offer letters), (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements.

(m) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(n) "**Purchaser**" means each of the Purchasers who is a party to this Agreement, including any Additional Purchaser(s) Party hereto.

(o) "**Restated Certificate**" means the Fifth Amended and Restated Certificate of Incorporation of the Company effective as of May [ ], 2024.

(p) "**Right of First Refusal and Co-Sale Agreement**" means that certain Third Amended and Restated Right of First Refusal and Co-Sale Agreement among the Company, the Purchasers, and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit C.

(q) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(r) "**Transaction Agreements**" means this Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement and the Voting Agreement.

(s) "**Voting Agreement**" means that certain Second Amended and Restated Voting Agreement among the Company, the Purchasers and certain other stockholders of the Company, dated as of the date of the Initial Closing, in the form of Exhibit D.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing.

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in the State of Kentucky and each other jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2 Capitalization.[5]

(a) The authorized capital of the Company consists, immediately prior to the Initial Closing (and after giving effect to the filing of the Restated Certificate), of:

(i) [105,811,603] shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), [11,903,689] of which are issued and outstanding immediately prior to the Initial Closing. All of the outstanding shares of Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with (x) the Company's Bylaws and the Restated Certificate and (y) applicable securities laws.

[5] NTD: Subject to finalization of pro forma capitalization.

(ii) [70,457,303] shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**") (i) of which 5,392,306 shares have been designated as Series Seed Preferred Stock and all of which are issued and outstanding immediately prior to the Initial Closing, (ii) of which [3,423,707] shares have been designated as Series Seed 2 Preferred Stock of which 3,293,269 are issued and outstanding immediately prior to the Initial Closing, (iii) of which [9,335,052] shares have been designated as Series A Preferred Stock of which 7,416,928 are issued and outstanding immediately prior to the Initial Closing, (iv) of which 19,329,760 shares have been designated as Series B Preferred Stock and all of which are issued and outstanding immediately prior to the Initial Closing, (v) of which [19,386,979] shares have been designated as Series C-1 Preferred Stock and none of which are issued and outstanding immediately prior to the Initial Closing; and (vi) of which [13,589,499] shares have been designated as Series C-2 Preferred Stock and none of which are issued and outstanding immediately prior to the Initial Closing. The powers, privileges and rights of the Preferred Stock are as stated in the Restated Certificate and as provided by the Delaware General Corporation Law. The Company has issued SAFEs that will convert into an aggregate ot [13,589,499] shares of Series C-2 Preferred Stock as of the Initial Closing as set forth under the column heading "SAFE Shares" on Exhibit A.

(b) The Company has reserved a total of [25,693,567][6] shares of Common Stock for issuance to officers, directors, employees and consultants of the Company pursuant to its 2018 Equity Incentive Plan duly adopted by the Board of Directors of the Company (the "***Board of Director***") and approved by the Company stockholders, as amended (the "**Stock Plan**"). Of such reserved shares of Common Stock, the Company has issued an aggregate of [11,556,188] shares of Common Stock under issued and outstanding restricted common stock, restricted stock units and stock options, the Company has committed to issue an additional stock options at the Initial Closing exercisable for an aggregate of [3,556,219] shares of Common Stock, and an additional [10,581,160] shares of Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan as of immediately prior to the Initial Closing.

(c) Prior to the issuance of the Shares, the Company has obtained all the necessary authorizations and/or waivers and/or consents required to issue the Shares under instruments and agreements to which the Company is a party or by which any of its properties or assets are bound, including, but not limited to the Restated Certificate.

(d) Schedule 2.2(d) sets forth the pro forma capitalization of the Company immediately following the Initial Closing including the number of shares of the following: (i) issued and outstanding Common Stock; (ii) the aggregate amount of outstanding stock options and restricted stock units; (iii) shares of Common Stock reserved for future award grants under the Stock Plan; (iv) each series of Preferred Stock; and (v) warrants or stock purchase rights, if any. Except for (A) the conversion privileges of the Shares to be issued under this Agreement, (B) the rights provided in Section 4 of the Investors' Rights

[6] NTD: Subject to finalization of pro forma capitalization.

Agreement, and (C) the securities and rights described in Schedule 2.2(d), there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any shares of Common Stock or Preferred Stock, or any securities convertible into or exchangeable for shares of Common Stock or Preferred Stock.

2.3 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership or similar arrangement.

2.4 Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Shares at the applicable Closing (and the Common Stock issuable upon conversion of the Shares), has been taken. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the applicable Closing, and the issuance and delivery of the Shares has been taken. The Transaction Agreements, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; or (iii) to the extent the indemnification provisions contained in the Investors' Rights Agreement and the Indemnification Agreement may be limited by applicable federal or state securities laws.

2.5 Valid Issuance of Shares.

(a) The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be free and clear of all Encumbrances and will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or Encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described in Section 2.6(ii) below, the Shares will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Agreements, applicable federal and state securities laws and liens or Encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and in the Voting Agreement, the Common Stock issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "**Disqualification Event**") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable; provided that, for purposes of this representation and warranty, the Company relied exclusively on completed and executed questionnaires delivered to the Company by its directors and executive officers and beneficial owners of 20% or more of the Company's outstanding voting equity securities.

2.6 Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, the execution and delivery of this Agreement, the other Transaction Documents and all other instruments and agreements to be delivered by the Company as contemplated hereby and thereby do not, and the consummation of the transactions contemplated hereby and thereby shall not, (i) conflict with or violate any provision of the Restated Certificate, (ii) create any Encumbrance upon any of the properties or assets of the Company, (iii) require the consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company, except for (a) the filing of the Restated Certificate, which will have been filed as of the Initial Closing, and (b) filings pursuant to applicable federal and state securities laws, which have been made or will be made in a timely manner, or (iv) result in a breach of, constitute a default under, result in the acceleration of or loss of benefits under, or create in any party the right to accelerate, terminate, modify or cancel any agreement or other instrument to which the Company is a party or by which any of its properties or assets are bound.

2.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to the Company's knowledge, currently threatened (i) against the Company; or (ii) any officer, director or Key Employee of the Company arising out of their employment or Board of Directors relationship with the Company; or (iii) that questions the validity of any of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iv) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither the Company nor, to the Company's knowledge, any of its officers, directors or Key Employees is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers, directors or Key Employees, such as would affect the Company). There is no action, suit, proceeding or investigation by the Company pending or which the Company intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to the Company) involving the prior employment of any of the Company's employees, their services provided in connection with the Company's business, any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers.

2.8 Intellectual Property. The Company owns or possesses sufficient legal rights to all Company Intellectual Property that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or

sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "***Intellectual Property***") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.9 Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, (iv) under any Material Agreement, or (v) to the Company's knowledge, of any provisions of any federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The Company has not received any written notice of any violation of any law, judgment or order applicable to the Company. The execution, delivery and performance of the Transaction Agreements and the consummation of the transactions contemplated by the Transaction Agreements will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 Tangible and Real Property. The tangible and real property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. With respect to the the tangible and real property and assets it leases, the Company is in material compliance with each such lease.

2.11 Employee and Consultant Matters. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.12 Qualified Small Business Stock. As of and immediately following the Initial Closing: (a) the Company will be an eligible corporation as defined in Section 1202(e)(4) of the Code, (b) the Company will not have made purchases of its own stock described in Code Section 1202(c)(3)(B) during the one year period preceding such Closing, except for purchases that are disregarded for such purposes under Treasury Regulation Section 1.1202-2, and (c) the Company's aggregate gross assets, as defined by Code Section 1202(d)(2), at no time between its incorporation and through such Closing have exceeded $50 million, taking into account the assets of any corporations required to be aggregated with the Company in accordance with Code Section 1202(d)(3); provided, however, that in no event shall the Company be liable to the Purchasers or any other party for any damages arising from any subsequently proven or identified error in the Company's determination with respect to the applicability or interpretation of Code Section 1202, unless such determination shall have been given by the Company in a manner either grossly negligent or fraudulent..

2.13 Tax Returns and Payments. There are no income or other material taxes due and payable by the Company which that not been timely paid and no material withholding taxes required to be withheld by the Company that have not been withheld and timely paid over the appropriate governmental agency. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all income or other material tax returns required to have been filed by it, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

2.14 Rights of Registration and Voting Rights. Except as provided in the Investors' Rights Agreement, the Company is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To the Company's knowledge, except as contemplated in the Voting Agreement, no stockholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

2.15 Agreements. The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other

equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors' Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares. The Purchaser has not been formed for the specific purpose of acquiring the Shares.

3.3 Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Shares with the Company's management and has had an opportunity to review the Company's facilities.

3.4 Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which they may be converted, for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

(a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH

TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in, or required by, the other Transaction Agreements.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate bearing such a legend.

3.7 Accredited Investor. The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.8 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.9 CFIUS Foreign Person Status. The Purchaser is not a "foreign person" or a "foreign entity," as defined in Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the "**DPA**"). The Purchaser is not controlled by a "foreign person," as defined in the DPA. The Purchaser does not permit any foreign person affiliated with the Purchaser, whether affiliated as a limited partner or otherwise, to obtain through the Purchaser any of the following with respect to the Company: (i) access to any "material nonpublic technical information" (as defined in the DPA) in the possession of the Company; (ii) membership or observer rights on the Board of Directors or equivalent governing body of the Company or the right to nominate an individual to a position on the Board of Directors or equivalent governing body of the Company; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of the Company regarding (x) the use, development, acquisition, or release of any "critical technology" (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of "sensitive personal data" (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of "covered investment critical infrastructure" (as defined in the DPA); or (iv) "control" of the Company (as defined in the DPA).

3.10 No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

3.11 Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.12 Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the Purchaser's signature page or Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which it has its principal place of business is identified in the address or addresses of the Purchaser set forth on the Purchaser's signature page or Exhibit A.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the applicable Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the applicable Closing, as well as all the necessary authorizations and/or waivers and/or consents required under instruments and agreements to which the Company is a party or by which any of its properties or assets are bound, including, but not limited to the Restated Certificate.

4.3 Compliance Certificate. The President of the Company shall deliver to the Purchasers at the each Closing a certificate certifying that the conditions specified in Sections 4.1 and 4.2 have been fulfilled.

4.4 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing.

4.5 Board of Directors. As of the Initial Closing, the authorized size of the Board shall be six (6) members, and the Board initially shall comprise the individuals specified in the Voting Agreement.

4.6 Investors' Rights Agreement. The Company and each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Investors' Rights Agreement.

4.7 Right of First Refusal and Co-Sale Agreement. The Company, each Purchaser, and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

4.8 Voting Agreement. The Company, each Purchaser, and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

4.9 Restated Certificate. The Company shall have filed the Restated Certificate with the Secretary of State of Delaware on or prior to the Initial Closing, which shall continue to be in full force and effect as of the Initial Closing.

4.10 Secretary's Certificate. The Secretary of the Company shall have delivered to the Purchasers at the Initial Closing a certificate certifying (i) the Restated Certificate and Bylaws of the Company as in effect at the Initial Closing; (ii) resolutions of the Board of Directors approving the Restated Certificate, Transaction Agreements and the transactions contemplated under the Transaction Agreements; and (iii) resolutions of the stockholders of the Company approving the Restated Certificate.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Shares to the Purchasers at the applicable Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser purchasing Shares in such Closing contained in Section 3 shall be true and correct in all respects as of the applicable Closing.

5.2 Performance. The Purchasers purchasing Shares in such Closing shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the applicable Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

5.4 Investors' Rights Agreement. Each Purchaser shall have executed and delivered the Investors' Rights Agreement.

5.5 Right of First Refusal and Co-Sale Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Right of First Refusal and Co-Sale Agreement.

5.6 Voting Agreement. Each Purchaser and the other stockholders of the Company named as parties thereto shall have executed and delivered the Voting Agreement.

5.7 Other Closing Deliverables. Each Additional Purchaser shall deliver such accredited investor questionnaires, "bad actor" questionnaires and subscription materials as the Company may reasonably require.

6. Miscellaneous.

6.1 Survival of Warranties; Breach. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the applicable Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company. Any breach as of the applicable Closing of the representations and warranties of the Company contained in Section 2, and any breach of the representations as of the applicable Closing of a Purchaser contained in Section 3, shall in each case constitute a breach of this Agreement by, as applicable, the Company or such Purchaser.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.4 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification or receipt. All communications shall be

sent to the respective parties at their address as set forth on the signature page or Exhibit A, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company (which copy shall not constitute notice), a copy shall also be sent to Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, NY 10019, Attention: Michael Penney.

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the e-mail address set forth below such Purchaser's name on the signature page or Exhibit A, as updated from time to time by notice to the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing

6.7 No Finder's Fees. Each Purchaser represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Purchaser or any of its officers, employees or representatives is responsible. The Company agrees to indemnify and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

6.8 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.9 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, the Lead Investor and the holders of more than 50% of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 6.9 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

6.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-

defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.12 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.13 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United State District Corut for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.1 Waiver of Conflicts. Each party to this Agreement acknowledges that Arnold & Porter Kaye Scholer LLP (“**A&P**”) has in the past performed and may continue to perform legal services for certain of the parties hereto in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have

had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to (i) A&P's independent representation of certain of the parties hereto in such unrelated matters and (ii) A&P's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

6.2 No Commitment for Additional Financing. The Company acknowledges and agrees that no Purchaser has made any representation, undertaking, commitment or agreement to provide or assist the Company in obtaining any financing, investment or other assistance, other than the purchase of the Shares as set forth herein and subject to the conditions set forth herein. In addition, the Company acknowledges and agrees that (i) no statements, whether written or oral, made by any Purchaser or its representatives on or after the date of this Agreement shall create an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment, (ii) the Company shall not rely on any such statement by any Purchaser or its representatives, and (iii) an obligation, commitment or agreement to provide or assist the Company in obtaining any financing or investment may only be created by a written agreement, signed by such Purchaser and the Company, setting forth the terms and conditions of such financing or investment and stating that the parties intend for such writing to be a binding obligation or agreement. Subject to the terms of the Transaction Agreements, each Purchaser shall have the right, in its sole and absolute discretion, to refuse or decline to participate in any other financing of or investment in the Company, and shall have no obligation to assist or cooperate with the Company in obtaining any financing, investment or other assistance.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties have executed this Series C Preferred Stock Purchase Agreement as of the date first written above.

COMPANY:

BESPOKEN SPIRITS INC.

By:___________________________________

Title: Chief Executive Officer

PURCHASERS:

ADDITIONAL PURCHASERS:

See subscription agreements and counterpart signature pages attached hereto

SCHEDULES AND EXHIBITS

Schedule 2(d) -	PRO FORMA CAPITALIZATION
Exhibit A -	SCHEDULE OF PURCHASERS
Exhibit B -	FORM OF INVESTORS’ RIGHTS AGREEMENT
Exhibit C -	FORM OF RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT
Exhibit D -	FORM OF VOTING AGREEMENT

SCHEDULE 2(d)

PRO FORMA CAPITALIZATION

[attached]

EXHIBIT A

SCHEDULE OF PURCHASERS

[attached]

<u>EXHIBIT B</u>

INVESTORS' RIGHTS AGREEMENT

[attached]

<u>EXHIBIT C</u>

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

[attached]

EXHIBIT D

VOTING AGREEMENT

[attached]

AP Draft Dated 5/19/2024

BESPOKEN SPIRITS INC.

SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

by and among

Bespoken Spirits Inc.,
a Delaware corporation

and

those other persons that are signatories hereto
or joined as a party hereto after the date hereof

as of May [ ], 2024

Table of Contents

Page

BESPOKEN SPIRITS INC.

SECOND AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

This Second Amended and Restated Investors' Rights Agreement (this "**Agreement**"), is made as of May [ ], 2024, by and among Bespoken Spirits Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

WHEREAS, prior to the date hereof, the Company and the Existing Investors (as defined below) entered into (a) the Series Seed Preferred Stock Investment Agreement, dated as December 3, 2018, providing for the sale of Series Seed Preferred Stock (as defined below), (b) the Series Seed 2 Preferred Stock Investment Agreement, dated as of September 16, 2020, providing for the sale of Series Seed 2 Preferred Stock (as defined below), (c) the Series A Preferred Stock Purchase Agreement, dated as of August 2, 2021, providing for the sale of Series A Preferred Stock (as defined below), and (d) the Series B Preferred Stock Purchase Agreement, date as of November 15, 2022, providing for the sale of Series B Preferred Stock (as defined below).

WHEREAS, certain of the Investors (the "**Existing Investors**") and certain of the Key Holders (the "**Existing Key Holders**") are party to that certain Amended and Restated Investors' Rights Agreement, dated as of November 15, 2022 (the "**Prior Agreement**").

WHEREAS, the undersigned Existing Investors and Existing Key Holders are holders of a sufficient number of the securities of the Company as are required to amend the Prior Agreement, and the undersigned Existing Investors and Existing Key Holders desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement.

WHEREAS, certain of the Investors are parties to that certain Series C Preferred Stock Purchase Agreement, dated as of the date hereof, by and among the Company and such Investors (the "**Purchase Agreement**"), pursuant to which those certain Investors are purchasing shares of the Company's Series C-1 Preferred Stock and/or Series C-2 Preferred Stock (as defined below) and under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors and the Company.

NOW, THEREFORE, the Company, the Existing Investors and the Existing Key Holders hereby agree to amend and restate the Prior Agreement such that the Prior Agreement will be superseded and replaced in its entirety by this Agreement, and in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. <u>Definitions</u>. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, (i) any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such

Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or is under common management with such Person or (ii) any Immediate Family Member associated with such Person, including their respective trusts and other controlled entities.

1.2 "**Certificate of Incorporation**" means the Company's Fifth Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.3 "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.4 "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in a business that competes with the business undertaken (or contemplated to undertaken) by the Company as the date hereof, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.5 "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Fifth Amended and Restated Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.6 "**Damages**" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7 "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 "**Excluded Registration**" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145

transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.10 "**Existing Holder**" means any holder of Registrable Securities who is a party to this Agreement and who is also a holder of shares of any Existing Preferred Stock.

1.11 "**Existing Preferred Stock**" means, collectively, the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock, the Series A Preferred Stock, and the Series B Preferred Stock.

1.12 "**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.13 "**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.14 "**GAAP**" means generally accepted accounting principles in the United States as in effect from time to time.

1.15 "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.16 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein**.**

1.17 "**Initiating Holders**" means, collectively, Existing Holders who properly initiate a registration request under this Agreement.

1.18 "**Investors**" means the persons named on Exhibit A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

1.19 "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act**.**

1.20 "**Key Holders**" means the persons named on Exhibit B hereto and each person to whom the rights of a Key Holder are assigned pursuant to Section 6.1.

1.21 "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 1,000,000 shares of Registrable Securities (as adjusted for

any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.22 "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities; provided that "**New Securities**" does not include (i) any Exempted Securities as defined in the Company's Certificate of Incorporation or (ii) any securities sold pursuant to the Purchase Agreement.

1.23 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.24 "**Preferred Stock**" means, collectively, the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock.

1.25 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors from time to time; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i), (ii) and (iii) above; excluding in all cases (other than the restrictions on transfer and legend requirements in Section 2.12), however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.26 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.27 "**Restricted Securities**" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.28 "**SEC**" means the Securities and Exchange Commission.

1.29 "**SEC Rule 144**" means Rule 144 promulgated by the SEC under the Securities Act.

1.30 "**SEC Rule 145**" means Rule 145 promulgated by the SEC under the Securities Act.

1.31 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.32 "**Selling Expenses**" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.33 "**Series A Preferred Stock**" means shares of the Company's Series A Preferred Stock, par value $0.00001 per share.

1.34 "**Series B Preferred Stock**" means shares of the Company's Series B Preferred Stock, par value $0.00001 per share.

1.35 "**Series C Preferred Stock**" means, collectively, the Series C-1 Preferred Stock and the Series C-2 Preferred Stock.

1.36 "**Series C-1 Preferred Stock**" means shares of the Company's Series C-1 Preferred Stock, par value $0.00001 per share.

1.37 "**Series C-2 Preferred Stock**" means shares of the Company's Series C-2 Preferred Stock, par value $0.00001 per share.

1.38 "**Series Seed Preferred Stock**" means shares of Series Seed Preferred Stock of the Company, par value $0.00001 per share.

1.39 "**Series Seed 2 Preferred Stock**" means shares of Series Seed 2 Preferred Stock of the Company, par value $0.00001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (i) five years after the date of this Agreement or (ii) 180 days after the effective date of the registration statement for the IPO, the Company receives a request from Existing Holders of more than 50% of the Registrable Securities then outstanding and held by the Existing Holders that the Company file a Form S-1 registration statement with respect to more than 50% of the Registrable Securities then outstanding if the anticipated aggregate offering price, net of Selling Expenses, would exceed $100 million, then the Company shall (x) within 10 days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Existing Holders of at least 30% of the Registrable Securities then outstanding and held by the Existing Holders that the Company

file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within 10 days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Company's Board of Directors (the "**Board of Directors**") it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 120 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any 12 month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such 120 day period other than an Excluded Registration.

(d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is 30 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12 month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC and remained effective as required by Section 2.4(a) below, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to

Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d).

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration or a registration pursuant to Section 2.1), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein; provided, however, that the liability of each Holder of Registrable Securities in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (i) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of, and relating to, such Holder expressly for inclusion therein and (ii) shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters' discounts and commissions paid by such Holder) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting; provided, however, that no Holder (or any of their assignees) shall be required to make any representations, warranties or indemnities except as they relate to such Holder's ownership of shares and authority to enter into the underwriting agreement and to such Holder's intended method of distribution, and the liability of such Holder shall be several and not joint, and limited to an amount equal to the net proceeds from the offering received by such Holder. Notwithstanding any other provision of this Section 2.3, if any underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities

that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company; provided, however, that the liability of each Holder of Registrable Securities in respect of any indemnification, contribution or other obligation of such Holder arising under such underwriting agreement (i) shall be limited to losses arising out of or based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement, incorporated document or other such disclosure document or other document or report, in reliance upon and in conformity with written information furnished to the Company by or on behalf of, and relating to, such Holder expressly for inclusion therein and (ii) shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters' discounts and commissions) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 30% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company,

or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Existing Holders of more than 50% of the Registrable Securities held by the Existing Holders registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided, that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of one counsel for the selling Holders ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of more than 50% of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable

Securities that were to be included in the withdrawn registration), unless the Holders of more than 50% of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be; provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts

paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess

of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies) and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of more than 50% of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) allow such holder or

prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.1 and Section 6.9.

2.11 "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement (other than an Excluded Registration) on Form S-1 or Form S-3 and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO, or 90 days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap, hedging, or other transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or one or more of the Holder's Immediate Family Members, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions, and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent of the Company's outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

2.12 Restrictions on Transfer.

(a) The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act and all other applicable U.S. laws and regulations. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c) The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence

reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate, instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13 Termination of Registration Rights.

(a) The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate, as to such Holder, upon the earliest to occur of:

(i) the closing of a Deemed Liquidation Event;

(ii) such time after consummation of the IPO and as SEC Rule 144, or another similar exemption under the Securities Act, is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(iii) the fifth anniversary of the IPO.

3. Information and Observer Rights.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor:

(a) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company an unaudited balance sheet as of the end of such year, unaudited statements of income and of cash flows for such year, and a statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(b) as soon as practicable, but in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP); and

(c) as soon as practicable, but in any event 90 days after the end of each fiscal year commencing with the fiscal year ending December 31, 2024, a budget and business plan for such fiscal year, approved by the Board of Directors and prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2 Termination of Information and Inspection Rights; Waiver.

(a) The covenants set forth in Sections 3.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act or (iii) upon the closing of a Deemed Liquidation Event, whichever event occurs first.

(b) Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "**Beneficial Owner**"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (the "**DGCL**") (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Section 3.1 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the DGCL (or under similar rights under other applicable law).

3.3 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.3 by such Investor), (b) is or has been independently developed or conceived by the Investor without use of the Company's confidential

information, or (c) is or has been made known or disclosed to the Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.3; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business; provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law; provided that the Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor). A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the 10 day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall

occur within the later of 120 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b) the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Company's Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock pursuant to the Purchase Agreement.

4.2 Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act or (iii) upon a Deemed Liquidation Event , whichever event occurs first.

5. Additional Covenants and Agreements.

5.1 Employee Agreements. The Company will cause each person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement, substantially in the form approved by the Board of Directors.

5.2 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.3 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.2, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i)

is an Affiliate of a Holder or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Exhibit A or Exhibit B hereto, or (as to the Company) to the address set forth on the signature page hereto or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy

(which copy shall not constitute notice) shall also be sent to Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, NY 10019, Attention: Michael Penney.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the DGCL, as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Exhibits hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6 Amendments and Waivers.

(a) Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the Existing Holders then holding more than 50% of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified, or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Section 3.1, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding and held by the Major Investors. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of more than 50% of the Registrable Securities held by the Key Holders. Notwithstanding the foregoing, Exhibit A may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Exhibit A may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment,

modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(b) Waiver of Right of First Offer. In accordance with Section 6.6 of the Prior Agreement, each undersigned Investor, on behalf of itself and all other parties to the Prior Agreement and this Agreement, hereby waives the rights of first offer and any notice requirements set forth in Section 4 of the Prior Agreement, with respect to the sale and issuance of Series C Preferred Stock pursuant to the Purchase Agreement.

6.7 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series C Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Series C Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement (including the Exhibits hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts,

that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.12 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.14 Acknowledgments and Waivers.

(a) The Company acknowledges that certain Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company.

(b) Each party to this Agreement acknowledges that Arnold & Porter Kaye Scholer LLP ("**A&P**") has in the past performed and may continue to perform legal services for certain of the parties hereto in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to (i) A&P's independent representation of certain of the parties hereto in such unrelated matters and (ii) A&P's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

6.15 Effect on Prior Agreement. The Prior Agreement is hereby amended and restated and shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement, such restatement, supersession and replacement effective automatically upon the execution and delivery of this Agreement, and upon such effectiveness, all provisions of, rights granted and covenants made in the Prior Agreement are hereby waived, released and superseded in their entirety by the provisions of this Agreement and shall have no further force or effect.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY:

BESPOKEN SPIRITS INC.

By: ___________________________________
Title: Chief Executive Officer

Address:

INVESTORS:

INVESTORS:

See joinder agreements and counterpart signature pages attached hereto

KEY HOLDER:

MARTIN JANOUSEK

____

Address: _______________________________

EXHIBIT A

INVESTORS

[separately attached]

EXHIBIT B

KEY HOLDESRs

Name and Address	**Number of Shares of Common Stock**
Martin Janousek	9,100,000*
Stuart Aaron	600,000*

* Mr. Aaron is also entitled to 1,316,650 shares of Common Stock pursuant to a Restricted Stock Unit Agreement, and Mr. Janousek has agreed to the repurchase of an equivalent number of shares if/ when Mr. Aaron exercises his rights under the Restricted Stock Unit Agreement.

BESPOKEN SPIRITS INC.

THIRD AMENDED AND RESTATED

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

by and among

Bespoken Spirits Inc.,
a Delaware corporation

and

those other persons that are signatories hereto
or joined as a party hereto after the date hereof

as of May [ ], 2024

Table of Contents

BESPOKEN SPIRITS INC.

THIRD AMENDED AND RESTATED

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Third Amended and Restated Right of First Refusal and Co-Sale Agreement (this "**Agreement**") is made as of May [ ], 2024, by and among Bespoken Spirits Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of the (i) Series Seed Preferred Stock of the Company, par value $0.00001 per share (the "**Series Seed Preferred Stock**"), (ii) Series Seed 2 Preferred Stock of the Company, par value $0.00001 per share (the "**Series Seed 2 Preferred Stock**"), (iii) Series A Preferred Stock of the Company, par value $0.00001 per share (the "**Series A Preferred Stock**"), and/or (iv) Series B Preferred Stock of the Company, par value $0.00001 per share (the "**Series B Preferred Stock**", and together with the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock, the Series A Preferred Stock and the Series B Preferred Stock, collectively, the "**Existing Preferred Stock**") and possess certain rights pursuant to that certain Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 15, 2022, by and among the Company, such Existing Investors and the Key Holders (the "**Prior Agreement**");

WHEREAS, certain Key Holders (the "**Existing Key Holders**") are existing parties to the Prior Agreement;

WHEREAS, the requisite Existing Investors and Existing Key Holders, which are party hereto, desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, the Key Holders, the Existing Investors and the Company desire to induce the Investors to purchase shares of Series C-1 Preferred Stock of the Company, par value $0.00001 per share ("**Series C-1 Preferred Stock**") and Series C-2 Preferred Stock of the Company, par value $0.00001 per share ("**Series C-2 Preferred Stock**" and together with the Series C-1 Preferred Stock, collectively, the "**Series C Preferred Stock**"), pursuant to the Series C Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and such Investors (the "**Purchase Agreement**").

NOW, THEREFORE, the Company, the Existing Investors and the Existing Key Holders hereby agree to amend and restate the Prior Agreement that the Prior Agreement will be superseded and replaced in its entirety by this Agreement, and in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1. Definitions.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.5 "**Common Stock**" means shares of Common Stock of the Company, $0.00001 par value per share.

1.6 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "**Deemed Liquidation Event**" has the meaning ascribed to it in the Restated Certificate.

1.8 "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.9 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.10 "**Investors**" means, collectively, the persons and entities listed on Exhibit A and Exhibit C, each person to whom the rights of an Investor are assigned pursuant to Section 6.10, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.12 and

any one of them, as the context may require; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement at any time such person and his, her or its Affiliates ceases to be a Major Investor (as defined in the Investors' Rights Agreement of even date herewith by and among the Company, the Investors and other signatories thereto).

1.11 "**Key Holders**" means collectively, the persons and entities listed on Exhibit B, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.10 or 6.18 and any one of them, as the context may require.

1.12 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.13 "**Preferred Stock**" means, collectively, all shares of the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock, the Series A Preferred Stock, the Series B Preferred Stock, the Series C-1 Preferred Stock and Series C-2 Preferred Stock.

1.14 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.15 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.16 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.17 "**Restated Certificate**" means the Company's Fourth Amended and Restated Certificate of Incorporation, as amended from time to time.

1.18 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.21 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.22 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.23 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to include in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within 10 days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the 10 day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within 10 days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor for any reason cannot or does not wish to pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right) plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder hereby agree that the terms and conditions of any sale pursuant to this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow (the "**Initial Consideration**") shall be allocated in accordance with the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow shall be

allocated in accordance with the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii)). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and

fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Exempt Transfers.

3.1 Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her Immediate Family Member, or any other Person approved by the Board of Directors, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such Immediate Family Members, or (d) to the sale by the Key Holder of up to one percent of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement; provided that in the case of clauses (a), (c) and (d), the Key Holder shall deliver prior written notice to the Investors of such gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such gift or transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided

further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

3.3 Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by this Agreement hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1 Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to a Public Offering, the registration by the Company's of shares of its Common Stock or any other equity securities on a registration statement (other than a Form S-8), and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable

(directly or indirectly) for such Common Stock (or other equity securities) held or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Key Holders only if all officers and directors are subject to the same restrictions, and the Company uses commercially reasonable efforts to obtain a similar agreement from all holders of more than one percent of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2 Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6. Miscellaneous.

6.1 Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's initial Public Offering ("**IPO**") and (b) the consummation of a Deemed Liquidation Event.

6.2 Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3 Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other Person has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS (AS DEFINED IN THE PURCHASE AGREEMENT), THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

6.6 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Exhibit A hereof , as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.6. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, NY 10019, Attention: Michael Penney.

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Exhibits hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.7 Entire Agreement. This Agreement (including the Exhibits) together with the other Transaction Agreements constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

6.8 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.9 Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding more than 50% of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of more than 50% of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Existing Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iv) Exhibit B may be amended by the Company from time to time pursuant to Section 6.18 without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this

Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.10 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires sufficient shares of Capital Stock to qualify as a Major Investor (as defined in the Investors' Rights Agreement of even date herewith by and among the Company, the Investors and other signatories thereto) (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.11 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series C Preferred Stock after the date hereof, any purchaser of such shares of Series C Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.13 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.14 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.15 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.16 Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.17 Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

6.18 Additional Parties. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, as applicable, to any Person, following which such Person shall hold shares of Common Stock constituting one percent or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), the Company shall, as a condition to such issuance, cause such Person to execute a counterpart signature page hereto as a Key Holder, and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

6.19 Spousal Consent. If any individual Key Holder is married on the date of this Agreement and is a resident of a community property state of the United States, such Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit C ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within 30 days thereafter obtain Key Holder's new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.20 Waiver. Each party to this Agreement acknowledges that Arnold & Porter Kaye Scholer LLP ("**A&P**") has in the past performed and may continue to perform legal services for certain of the parties hereto in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to (i) A&P's independent representation of certain of the parties hereto in such unrelated matters and (ii) A&P's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

6.21 Effect on Prior Agreement. The Prior Agreement is hereby amended and restated and shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement, such restatement, supersession and replacement effective automatically upon the execution and delivery of this Agreement, and upon such effectiveness, all provisions of, rights granted and covenants made in the Prior Agreement are hereby waived, released and superseded in their entirety by the provisions of this Agreement and shall have no further force or effect.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties have executed this Third Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

BESPOKEN SPIRITS INC.

By: ______________________________

Title: Chief Executive Officer

INVESTORS:

See joinder agreements counterpart signature pages attached hereto

KEY HOLDERS:

MARTIN JANOUSEK

____

Address: ________________________________

<u>EXHIBIT A</u>

INVESTORS

[separately provided]

EXHIBIT B

KEY HOLDERS

Name and Address	**Number of Shares of Common Stock**
Martin Janousek	9,100,000*
Stuart Aaron	600,000*

* Mr. Aaron is also entitled to 2,633,333 shares of Common Stock pursuant to a Restricted Stock Unit Agreement, and Mr. Janousek has agreed to the repurchase of an equivalent number of shares if/ when Mr. Aaron exercises his rights under the Restricted Stock Unit Agreement.

<u>EXHIBIT C</u>

CONSENT OF SPOUSE

I, ______________________, spouse of ____________________ (*enter name of Key Holder*), acknowledge that I have read the Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of May [__], 2024, to which this Consent is attached as <u>Exhibit C</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:________________________ ____________________________________

Signature of Key Holder's Spouse

AP Draft Dated 5/19/2024

BESPOKEN SPIRITS INC.

SECOND AMENDED AND RESTATED VOTING AGREEMENT

by and among

Bespoken Spirits Inc.,
a Delaware corporation

and

those other persons that are signatories hereto
or joined as a party hereto after the date hereof

as of May [ ], 2024

Table of Contents

Page

BESPOKEN SPIRITS INC.

SECOND AMENDED AND RESTATED VOTING AGREEMENT

This Second Amended and Restated Voting Agreement (this "**Agreement**") is made and entered into as of May [ ], 2024 by and among Bespoken Spirits Inc., a Delaware corporation (the "**Company**"), the persons named on Exhibit A hereto (together with any person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a) and each person to whom the rights of an Investor are assigned pursuant to Section 7.2) (the "**Investors**"), and the persons named on Exhibit B hereto (together with any person to whom the rights of a Key holder are assigned pursuant to Section 7.2) (the "**Key Holders**").The Investors and Key Holders are collectively referred to as the "**Stockholders**" and each as a "**Stockholder**".

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of the (i) Series Seed Preferred Stock of the Company, par value $0.00001 per share (the "**Series Seed Preferred Stock**"), (ii) Series Seed 2 Preferred Stock of the Company, par value $0.00001 per share (the "**Series Seed 2 Preferred Stock**"), (iii) Series A Preferred Stock of the Company, par value $0.00001 per share (the "**Series A Preferred Stock**"), and/or (iv) Series B Preferred Stock of the Company, par value $0.00001 per share (the "**Series B Preferred Stock**", and together with the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock and the Series A Preferred Stock, collectively, the "**Existing Preferred Stock**");

WHEREAS, the Existing Investors and certain of the Key Holders (the "**Existing Key Holders**") are party to that certain Amended and Restated Voting Agreement, dated as of November 15, 2022, by and among the Company, such Existing Investors and the Existing Key Holders (the "**Prior Agreement**");

WHEREAS, concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series C Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Company's Series C-1 Preferred Stock, par value $0.00001 per share (the "**Series C-1 Preferred Stock**"), and/or Series C-2 Preferred Stock, par value $0.00001 per share (the "**Series C-2 Preferred Stock**" and together with the Series C-1 Preferred Stock, collectively, the "**Series C Preferred Stock**", and together with the Series Seed Preferred Stock, the Series Seed 2 Preferred Stock, the Series A Preferred Stock and Series B Preferred Stock, collectively, the "**Preferred Stock**"), and the parties hereto desire to provide certain Investors, including purchasers of shares of the Series C Preferred Stock, with the right, among other rights, to elect certain members of the Board of Directors of the Company (the "**Board**") in accordance with the terms of this Agreement;

WHEREAS, the Fifth Amended and Restated Certificate of Incorporation of the Company (as the same may be amended or amended and restated from time to time, the "**Restated Certificate**") provides that: (a) the holders of record of the shares of the Existing Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect four directors of the Company ("**Preferred Directors**"); and (b) the holders of record of the shares of Existing Preferred Stock and the Company's Common Stock, par value $0.00001 per share (the "**Common Stock**"), exclusively and voting together as a single

class on an as-converted to Common Stock basis, shall be entitled to elect two directors of the Company (the "**Joint Directors**"); and

WHEREAS, the parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company and in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

NOW, THEREFORE, the Company, the Existing Investors and the Existing Key Holders hereby agree to amend and restate the Prior Agreement that the Prior Agreement will be superseded and replaced in its entirety by this Agreement, and in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholders party to this Agreement hereby agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at six (6) directors. For purposes of this Agreement, the term "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a) As the Preferred Directors, four individuals are designated by the holders of more than 50% of the then-outstanding shares of Existing Preferred Stock, consenting or voting as a single class on an as-converted to Common Stock basis, and which individuals initially shall be: T.J. Rodgers, John Pinkel, Vittorio Gambini, and Alan Hawse; and

(b) As the Joint Directors, two individuals designated by the holders of more than 50% of the then outstanding shares of Common Stock and Existing Preferred Stock, consenting or voting as a single class on an as-converted to Common Stock basis, and which individuals initially shall be (i) Joseph Fortune and (ii) Peter Iglesias, for so long as Mr. Iglesias serves as Chief Executive Officer of the Company; provided, however, if Mr. Iglesias ceases to serve as Chief Executive Officer of the Company, then each of the Stockholders shall promptly vote their respective Shares to remove Mr. Iglesias from the Board if he has not resigned from such position, as applicable.

To the extent that any of clauses (a) or (b) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who (i) directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common management with, such Person or (ii) is any Immediate Family Member associated with such Person, including their respective trusts and other controlled entities. "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.3 Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the applicable Stockholders required under Section 1.2 to designate that director; or (ii) the applicable Stockholders originally entitled to designate or approve such director or occupy such Board seat pursuant to Section 1.2 are no longer so entitled to designate or approve such director or occupy such Board seat;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any Person entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

1.5 Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.6 No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or

approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.7 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure, pursuant to the Restated Certificate, that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of more than 50% of the shares of the shares of Common Stock then issued or issuable upon conversion of the then-outstanding shares of Existing Preferred Stock (the "**Selling Investors**"); (ii) the holders of a majority of the then-outstanding shares of Common Stock; and (iii) a majority of the members of the Board (which majority must include all of the Preferred Directors) approves a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in

favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with

such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of more than 50% of the Preferred Stock and Common Stock, exclusively and voting together as a separate class, elect to receive a lesser amount by written notice given to the Company at least 10 business days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Shares held by the Stockholders, as applicable, pursuant to this Section 3.3(e) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, as applicable, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder; and

(f) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of more than 50% of the Preferred Stock and Common Stock, consenting or voting as a single class, elect otherwise by written notice given to the Company at least 10 business days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Executive Chairman of the Company with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 2 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 2, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 2, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" Matters. Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that there is no Disqualification Event applicable to such Person or any of its Rule 506(d) Related Parties,

except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

5.2 Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of: (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or a transaction conducted in accordance with Rule 145 promulgated under the Securities Act); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; or (c) termination of this Agreement in accordance with Section 7.8 below. In the event of a termination pursuant to this Section, this Agreement shall immediately and automatically become void and of no effect with no liability on the part of any party hereto.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series C Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. The Company shall amend Exhibit A to include such purchaser as an Investor and Stockholder, but failure to update Exhibit A shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock, or options to purchase shares of capital stock to such Person (other than to a purchaser of Series C Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting one percent or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall requires such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if

applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate, instrument or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Exhibits to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Exhibits to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business

day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Exhibits to this Agreement, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Arnold & Porter Kaye Scholer LLP, 250 West 55th Street, New York, NY 10019, Attention: Michael Penney.

(b) Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Exhibits hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the holders of more than 50% of the shares of Existing Preferred Stock held by the Investors; and (c) the holders of more than 50% of the shares of Common Stock, including shares of Common Stock issued or issuable upon conversion of the shares of Existing Preferred Stock held by the Investors (consenting or voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder, as the case may be, unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c) The Exhibits to this Agreement may be amended by the Company from time to time pursuant to Sections 7.1 and 7.2, respectively, without the consent of the other parties hereto;

(d) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party;

(e) Section 1.2(a) shall not be amended, modified or waived without the written consent of (i) the holders of more than 50% of the then outstanding shares of Existing Preferred Stock and (ii) the holders of more than 50% of the then outstanding Common Stock and shares of Existing Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity, illegality, or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision of this Agreement.

7.11 Entire Agreement. This Agreement (including the Exhibits hereto) together with the Restated Certificate and other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12 Legend on Share Certificates. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE

PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law, the Restated Certificate or the Bylaws of the Company. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE

SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Each party will bear its own costs in respect of any disputes arising under this Agreement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.19 Spousal Consent. If any individual Stockholder is married on the date of this Agreement and is a resident of a community property state of the United States, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form attached hereto as Exhibit D ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

7.20 Waiver of Conflicts. Each party to this Agreement acknowledges that Arnold & Porter Kaye Scholer LLP ("**A&P**") has in the past performed and may continue to perform legal services for certain of the parties hereto in matters unrelated to the transactions described in this Agreement. Accordingly, each party to this Agreement hereby (a) acknowledges that they have had an opportunity to ask for information relevant to this disclosure; and (b) gives its informed consent to (i) A&P's independent representation of certain of the parties hereto in such unrelated matters and (ii) A&P's representation of the Company in connection with this Agreement and the transactions contemplated hereby.

7.21 Effect on Prior Agreement. The Prior Agreement is hereby amended and restated and shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement, such restatement, supersession and replacement effective automatically upon the execution and delivery of this Agreement, and upon such effectiveness, all provisions of, rights granted and covenants made in the Prior Agreement are hereby waived, released and superseded in their entirety by the provisions of this Agreement and shall have no further force or effect.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

BESPOKEN SPIRITS INC.

By: ___________________________________
Title: Chief Executive Officer

INVESTORS:

See joinder agreements counterpart signature pages attached hereto

KEY HOLDER:

MARTIN JANOUSEK

____

Address: _________________________________

EXHIBIT A

INVESTORS

[attached]

EXHIBIT B

KEY HOLDERS

Name and Address	**Number of Shares of Common Stock**
Martin Janousek	9,100,000*
Stuart Aaron	600,000*

* Mr. Aaron is also entitled to 1,316,650 shares of Common Stock pursuant to a Restricted Stock Unit Agreement, and Mr. Janousek has agreed to the repurchase of an equivalent number of shares if/ when Mr. Aaron exercises his rights under the Restricted Stock Unit Agreement.

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ___________________, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of November 15, 2022 (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐ As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new "Investor" in accordance with Section 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Section 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ________________________	ACCEPTED AND AGREED:
By: ______________________________	**BESPOKEN SPIRITS INC.**
Name: ____________________________	By: ___________________________________
Title: _____________________________	Name: _________________________________

Address: ____________________________ Title: ____________________________________

<u>**EXHIBIT D**</u>

CONSENT OF SPOUSE

I, _______________________, spouse of _____________________ (*enter name of stockholder*), acknowledge that I have read the Amended and Restated Voting Agreement, dated as of May [__], 2024 to which this Consent is attached as Exhibit D (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_________________________ ____________________________________

Signature of Stockholder's Spouse

BESPOKEN SPIRITS INC.

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Bespoken Spirits Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Bespoken Spirits Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on September 26, 2018 under the name Bespoken Spirits Inc.

2. The Board of Directors of this corporation (the "***Board of Directors***") duly adopted resolutions proposing to amend and restate the Fourth Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> **RESOLVED**, that the Fourth Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Second Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fifth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __ th day of May 2024.

Exhibit A

BESPOKEN SPIRITS INC.

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Bespoken Spirits Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III: DEFINITIONS.

As used in this Fifth Amended and Restated Certificate of Incorporation (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Original Issue Price***" means: (a) with respect to the Series Seed Preferred Stock, $0.26 per share of Series Seed Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock; (b) with respect to the Series Seed 2 Preferred Stock, $0.4743 per share of Series Seed 2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed 2 Preferred Stock; (c) with respect to the Series A Preferred Stock, $0.96 per share of Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock; (d) with respect to the Series B Preferred Stock, $0.3208 per share of Series B Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock; (e) with respect to the Series C-1 Preferred Stock, $[0.46680][1] per share of Series C-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C-1 Preferred Stock; and (f) with respect to the Series C-2 Preferred Stock, $[0.373450][2] per share of Series C-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series C-2 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Existing Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

[1] NTD: Subject to finalization of pro forma cap chart.
[2] NTD: Subject to finalization of pro forma cap chart.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.[3]

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is [176,268,906]. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are (a) [105,811,603] shares of authorized Common Stock, $0.00001 par value per share ("***Common Stock***"), and (b) [70,457,303] shares of authorized Preferred Stock, $0.00001 par value per share ("***Preferred Stock***"), 5,392,306 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***", [3,423,707] shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed 2 Preferred Stock***", [9,335,052] shares of the Preferred Stock of the Corporation are hereby designated "***Series A Preferred Stock***", 19,329,760 shares of the Preferred Stock are hereby designated "***Series B Preferred Stock***" (together with the Series Seed Preferred Stock, Series Seed 2 Preferred Stock, Series A Preferred Stock and Series B Preferred Stock, collectively, the "***Existing Preferred Stock***"), [19,386,979] shares of the Preferred Stock are hereby designated "***Series C-1 Preferred Stock***", and [13,589,499] shares of the Preferred Stock are hereby designated "***Series C-2 Preferred Stock***" (and together with the Series C-1 Preferred Stock, collectively, the "***Series C Preferred Stock***").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth in this Restated Certificate.

2. **Voting.** Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

[3] NTD: Subject to finalization of pro forma cap chart.

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article V. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article V refer to sections of this Part B of this Article V.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (a) one (1) times the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full Liquidation Amount to which they shall be entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1.1, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance, involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2. **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 3 below) as of the record date for determining stockholders entitled to vote on such matter. Fractional votes

shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors.

(a) (i) The holders of record of the shares of Existing Preferred Stock, exclusively and consenting or voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect four directors of the Corporation (the "***Preferred Directors***"); and (ii) the holders of record of the shares of Common Stock and Preferred Stock, consenting or voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect two directors of the Corporation (the "***Joint Directors***").

(b) Any director elected as provided in Section 2.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c) If the holders of shares of Existing Preferred Stock or Preferred Stock and Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 2.2(a), then any directorship not so filled shall remain vacant until such time as the holders of the Existing or Preferred Stock and Common Stock, as the case may be, fill such directorship in accordance with Section 2.2(a). A vacancy in any Joint Director seat can be filled by either (A) the vote or written consent in lieu of a meeting of the stockholders entitled to elect the Joint Directors, or (B) the vote or written consent in lieu of a meeting of all remaining director(s) elected by the stockholders entitled to elect the Joint Directors.

(d) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the shares of Preferred Stock issued and outstanding as of the Original Issue Date remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by

law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in this Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event, or any other merger, consolidation, statutory conversion, transfer, domestication or continuance, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3;

(h) sell, assign, license, pledge or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business;

(i) enter into or be a party to any transaction with any director, officer or employee of the Corporation or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person except transactions resulting in payments to or by the Corporation in an amount less than $50,000 per year, or transactions made in the ordinary course of business and pursuant to reasonable requirements of the Corporation’s business and upon fair and reasonable terms that are approved by a majority of the Board of Directors;

(j) create or authorize the creation of any debt security if the Corporation’s aggregate indebtedness would exceed $100,000, other than equipment leases or bank lines of credit unless such debt security has received the prior approval of the Board of

Directors, which prior approval shall include the affirmative vote or consent of the Preferred Directors; or

(k) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 3.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "***Conversion Price***" applicable to the Preferred Stock as of the Original Issue Date shall be equal to: (a) $0.26 per share of Series Seed Preferred Stock, (b) $[0.4562299][4] per share of Series Seed 2 Preferred Stock, (c) $[0.76274353][5] per share of Series A Preferred Stock, (d) $0.3208 per share of Series B Preferred Stock, (e) $[0.466808][6] per share of Series C-1 Preferred Stock, and (f) $[0.373450][7] per share of Series C-2 Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 3.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

3.2 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 3.1.1.

3.3 Mechanics of Conversion.

[4] NTD: Subject to finalization of pro forma capitalization.
[5] NTD: Subject to finalization of pro forma capitalization.
[6] NTD: Subject to finalization of pro forma capitalization.
[7] NTD: Subject to finalization of pro forma capitalization.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

3.4.1 Special Definitions. For purposes of this Article V, the following definitions shall apply:

(a) "***Option***" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Original Issue Date***" means the date on which the first share of Series C Preferred Stock was issued.

(c) "***Convertible Securities***" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" means all shares of Common Stock issued (or, pursuant to Subsection 3.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 3.5, 3.6, 3.7 or 3.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors

to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv) shares of Common Stock, Preferred Stock, or Convertible Securities issued upon the exercise of any warrants or other Convertible Securities outstanding immediately prior to the Original Issue Date or that are subsequently issued in transactions approved by the Board of Directors;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; or

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors; or

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors;

(viii) any shares of Preferred Stock issued pursuant to the Series C Preferred Stock Purchase Agreement dated as of May [ ], 2024 among the Corporation and the purchasers party thereto; or

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license,

development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

3.4.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 3.4.4 (either because the consideration per share (determined pursuant to Subsection 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Subsection 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Subsection 3.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Subsection 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock

deemed to be issued pursuant to Subsection 3.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 Determination of Consideration. For purposes of this Subsection 3.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 3.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately

before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution of such securities

or other property to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 3.6 or 3.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) immediately prior to the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the then effective conversion rate as described in Section 3.1.1 as the same may be

adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock (or the applicable series thereof) of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to such holder's nominees, a notice of issuance of uncertificated shares and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

4. **Dividends.** The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a shares of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A)

the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 4 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock.

5. **Redeemed, Converted or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their

shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. **AMENDMENT OF BYLAWS.** Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. **NUMBER OF DIRECTORS.** Subject to any additional vote required by this Restated Certificate or any voting agreement among the Corporation and one or more of its stockholders, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. **BALLOT.** Elections of directors need not be by written ballot unless the Bylaws so provide.

D. **MEETINGS AND BOOKS.** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. **LIMITATION.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any amendment, repeal or elimination of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not

adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or elimination.

B. **INDEMNIFICATION.** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. **MODIFICATION.** Any amendment, repeal, modification or elimination of the foregoing provisions of this Article VIII shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article IX will only be prospective and will not affect the rights under this Article IX in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Charter, in addition to any other vote required by law or this Restated Charter, the affirmative vote of Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article IX.

* * * *

EXHIBIT B

CONFIDENTIAL SUBSCRIBER QUESTIONNAIRE

[attached]

CONFIDENTIAL SUBSCRIBER QUESTIONNAIRE

THIS QUESTIONNAIRE MUST BE ANSWERED FULLY AND RETURNED ALONG WITH YOUR COMPLETED SUBSCRIPTION AGREEMENT IN CONNECTION WITH YOUR PROSPECTIVE PURCHASE OF SECURITIES FROM BESPOKEN SPIRITS INC. (THE "**COMPANY**").

THE INFORMATION SUPPLIED IN THIS QUESTIONNAIRE WILL BE HELD IN STRICT CONFIDENCE. NO INFORMATION WILL BE DISCLOSED EXCEPT TO THE EXTENT THAT SUCH DISCLOSURE IS REQUIRED BY LAW OR REGULATION, OTHERWISE DEMANDED BY PROPER LEGAL PROCESS OR IN LITIGATION INVOLVING THE COMPANY AND ITS CONTROLLING PERSONS.

Capitalized terms used herein without definition shall have the respective meanings given such terms as set forth in the Subscription Agreement between the Company and the subscriber signatory thereto (the "**Subscription Agreement**").

(1) General Information Regarding Investor(s)

(a) Name of Investor: ____________________________

Additional Investor: ____________________________
(*i.e.*, Joint Tenant) ____________________________

(b) If a Corporation or other entity,

type of entity (*i.e.*, corporation, partnership, trust, etc.) and address of principal place of business: ____________________________
____
____

Telephone number: ____________________________
Facsimile number: ____________________________
E-Mail Address: ____________________________

(c) If individual, home address: ____________________________
____
____

Telephone number: ____________________________
Facsimile number: ____________________________
E-Mail Address: ____________________________

(d) Taxpayer Identification No. or Social Security No.: ____________________________

(e) Tax year end of Investor: ____________________________

(f) If a Corporation or other entity, nature of business: ____________________________

(g) If a Corporation or other entity, date and jurisdiction of formation: ___________________________

(h) If a Corporation or other entity, number of equity owners: ___________________________

(2) Information Regarding Corporate Officer or Other Authorized Person Executing This Questionnaire on Behalf of Investor (Complete as applicable)

Name: ___________________________

Current position or title: ___________________________

(3) Financial Industry Regulatory Authority ("FINRA") Affiliation

Are you affiliated or associated with a member of FINRA (please check one):

YES _________ NO _________

If Yes, please describe:

____
____
____

*If subscriber is a Registered Representative with a member of FINRA, have the following acknowledgment signed by the appropriate party:

The undersigned FINRA firm acknowledges receipt of the notice required by the Conduct Rules of FINRA.

____
Name of FINRA Member Firm

By: ______________________________
Authorized Officer

Date: ____________________________

(4) Accredited Investor Status

The undersigned represents and warrants that he, she or it comes within at least one category marked below, and that for any category marked, he, she or it has truthfully set forth, where applicable, the factual basis or reason the undersigned comes within that category. The undersigned agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category A ___ The undersigned is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with his or her spouse or spousal equivalent, presently exceeds $1,000,000.

The term "net worth" means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Subscriber's primary home).

For the purposes of calculating joint net worth with the person's spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly.

Category B ___ The undersigned is an individual (not a partnership, corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with his or her spouse or spousal equivalent in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year.

In determining individual "income," the Subscriber should add to the Subscriber's individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

Category C ___ The undersigned is a director or executive officer of the Company which is issuing and selling the Securities.

Category D ___ The undersigned is a bank, as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "Act"); a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; any insurance company as defined in Section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-

directed plan, with investment decisions made solely by persons that are accredited investors (describe entity).

____

____

Category E ___ The undersigned is a private business development company as defined in section 202(a) (22) of the Investment Advisors Act of 1940 (describe entity)

____

____

Category F ___ The undersigned is either an organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000 (describe entity);

____

____

Category G ___ The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, where the purchase is directed by a “sophisticated investor“ as defined in Regulation 506(b)(2)(ii) under the Act.

Category H ___ The undersigned is a natural person holding in good standing one or more professional certifications or designations or other credentials from an accredited educational institution that the Securities Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

Category I ___ The undersigned is a natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of that Act;

Category J ___ The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;

Category K ___ The undersigned is a Rural Business Investment Company as defined in section

384A of the Consolidated Farm and Rural Development Act;

Category L ___ The undersigned is a "family client" as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

Category M___ The undersigned is a "family office" as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

Category N___ The undersigned is a "family client" as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

Category O___ The undersigned is an entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

Category P ___ The undersigned is an entity (other than a trust) in which all of the equity owners are "accredited investors" within one or more of the above categories. If relying upon this Category alone, each equity owner must complete a separate copy of this Subscriber Questionnaire. (describe entity)

____

____

The undersigned agrees that the undersigned will notify the Company at any time on or prior to the applicable closing in the event that the representations and warranties in this Subscriber Questionnaire shall cease to be true, accurate and complete.

(3) Representations and Warranties of Investor

The undersigned individual, corporate officer or authorized person represents and warrants to the Company, as or on behalf of the undersigned, that (a) the information in the Subscription Agreement and Questionnaire is true, complete and accurate and may be relied upon by the Company; and (b) the undersigned will notify the Company immediately of any material change in such information occurring prior to the acceptance of undersigned's subscription for the Securities. The undersigned understands that the representations contained in this Questionnaire are made hereby primarily for the purpose of qualifying the undersigned as an Accredited Investor. The undersigned hereby further represents and warrants that the information furnished in this Questionnaire is true and correct in all respects and that all documents attached by the undersigned to this Questionnaire are complete and correct as of the date hereof. The undersigned understands that a false representation may constitute a violation of law, and that any person who

suffers damage as a result of a false representation may have a claim against the undersigned for damages.

[Remainder of page intentionally left blank]

The undersigned is informed of the significance to the Company of the foregoing representations and answers contained in this Subscriber Questionnaire and such answers have been provided under the assumption that the Company will rely on them.

Individual

Date: ________________________

____
Name of Individual
(Please type or print)

____
Signature of Individual

Partnership, Corporation or Other Entity

Date: ________________________

____
Print or Type Entity Name

By: ____________________________________
Print or Type Name

Title: __________________________________

____
Signature

<u>**Exhibit C**</u>

BESPOKEN SPIRITS INC.

**ACTION BY WRITTEN CONSENT
OF STOCKHOLDERS**

Pursuant to Section 228 and Section 242 of the Delaware General Corporation Law, as amended, and the Fourth Amended and Restated Certificate of Incorporation, as amended, of Bespoken Spirits Inc., a Delaware corporation (the "**Company**"), the undersigned stockholders, constituting the holders of outstanding stock of the Company having not less than the minimum number of votes required to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, vote all outstanding capital stock of the Company held by them to hereby take the following actions and adopt the following resolutions by written consent without, and in lieu of, a meeting of the stockholders, effective as of the earliest date upon which holders of the requisite number of shares of the Company's capital stock have consented to such items:

<u>**Approval of the Fifth Amended and Restated Certificate of Incorporation**</u>

WHEREAS, the consenting stockholders believe that it is in the best interests of the Company and its stockholders to amend and restate the Company's current Certificate of Incorporation in connection with the Series C Preferred Stock financing (the "**Financing Transaction**") to, among other things, (i) create two new series of Preferred Stock to be designated "Series C-1 Preferred Stock" and "Series C-2 Preferred Stock" (together, the "**Series C Preferred**"); (ii) establish the rights, preferences, privileges and restrictions of the Series C Preferred; and (iii) enact certain other changes as set forth in the Fifth Amended and Restated Certificate of Incorporation of the Company, in the form attached hereto as <u>Exhibit A</u> (the "**Restated Certificate**"); and

WHEREAS, the Board of Directors of the Company (the "**Board**") has approved such Restated Certificate and has submitted the Restated Certificate to the stockholders of the Company for approval and adoption.

NOW, THEREFORE, BE IT RESOLVED, that the Restated Certificate is approved and adopted in its entirety; and

RESOLVED FURTHER, that the officers of the Company be, and they hereby are, authorized and empowered to execute the Restated Certificate and take all such action as such officers deem necessary or advisable to file the Restated Certificate with the Secretary of State of the State of Delaware and to cause the Restated Certificate to become effective.

<u>**Amendment to 2018 Equity Incentive Plan**</u>

WHEREAS, the Board has approved, subject to approval by the Company's stockholders, an amendment to the Company's 2018 Equity Incentive Plan of the Company, as amended (the "**Plan**"), in substantially the form attached hereto as <u>Exhibit B</u> (the "**Amendment**").

NOW, THEREFORE, BE IT RESOLVED, that the Amendment is hereby adopted and approved in all respects;

RESOLVED FURTHER, that a total of [25,693,567] shares of the Company's Common Stock are hereby reserved for issuance under the Plan, as amended by the Amendment; and

RESOLVED FURTHER, that each of the officers of the Company are authorized to take all

actions appropriate or desirable in order to implement the Amendment and to maintain the Plan, as amended by the Amendment, and related agreements in compliance with applicable laws and regulations, including without limitation compliance with blue sky laws and regulations.

Series C Preferred Stock Financing

WHEREAS, the Company has negotiated a Series C Preferred Stock Purchase Agreement, in the form attached hereto as Exhibit C (the "**Purchase Agreement**"), with the purchasers contemplated thereby (the "**Purchasers**"), pursuant to which it will sell shares of its Series C Preferred to the Purchasers.

NOW, THEREFORE, BE IT RESOLVED, that the form, terms and provisions of the Purchase Agreement and the transactions, agreements and other documents contemplated thereby are hereby authorized, approved and adopted in all respects, each subject to any changes, amendments or other modifications deemed necessary or advisable by the officers of the Company to effectuate the purposes and intent of the resolutions hereby adopted, the taking of such actions by any such officer to be conclusive evidence of his or her authorization hereunder and approval thereof; and

RESOLVED FURTHER, that the officers of the Company are hereby authorized and directed to execute and deliver the Purchase Agreement and all agreements and other documents contemplated thereby and take all such action as such officers deem necessary or advisable to fulfill the obligations of the Company in accordance therewith.

Size of Board; Election of Directors in Connection with Series C Financing

WHEREAS, the Second Amended and Restated Voting Agreement, in substantially the form attached as an exhibit to the Purchase Agreement (the "**Voting Agreement**"), provides that the stockholders of the Company shall vote to all of their Shares (as defined in the Voting Agreement) to set the size of the Board at six directors;

WHEREAS, the Voting Agreement further provides that (a) T.J. Rodgers, John Pinkel, Vittorio Gambini and Alan Hawse shall be elected and serve as Preferred Directors (as defined in the Voting Agreement) and (b) Joseph Fortune and Peter Iglesias hall be elected and serve as the Joint Directors (as defined in the Voting Agreement); and

WHEREAS, the undersigned constitute the requisite number of holders of outstanding shares of Existing Preferred Stock (as defined in the Voting Agreement) and Common Stock to designate and elect the Preferred Directors and the Joint Directors.

NOW, THEREFORE, BE IT RESOLVED, that, effective upon the filing of the Restated Certificate, the size of the Board be fixed and set at six directors;

RESOLVED FURTHER, that, effective upon the filing of the Restated Certificate, T.J. Rodgers, John Pinkel, Vittorio Gambini, and Alan Hawse be, and they hereby are, designated and elected as the Preferred Directors; and Joseph Fortune and Peter Iglesias are hereby designated and elected as the Joint Directors;

RESOLVED FURTHER, that, effective upon the filing of the Restated Certificate, T.J. Rodgers, John Pinkel, Vittorio Gambini, Joseph Fortune, Peter Iglesias, and Alan Hawse be, and they hereby are, elected and confirmed as the Company's directors, to hold such positions until their earlier removal or resignation; and

RESOLVED FURTHER, any other person who is or was previously serving as a director of the Company be, and hereby is, removed from such position with immediate effect such that the only directors

of the Company are as set forth in the immediately preceding resolutions.

Omnibus Resolutions

BE IT RESOLVED, that the directors of the Company are authorized and empowered to take any and all such further action as may be deemed necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted;

RESOLVED FURTHER, that the officers of the Company are authorized and empowered to take any and all such further action, to execute and deliver any and all such further agreements, instruments, documents and certificates and to pay such expenses, in the name and on behalf of the Company or such officer, as any such officer may deem necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted, the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by any such officer to be conclusive evidence of his or her authorization hereunder and approval thereof; and

RESOLVED FURTHER, that any and all actions taken by the directors and officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified and confirmed.

General Provisions

BE IT RESOLVED, that any copy, facsimile or other reliable reproduction of this Action by Written Consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reliable reproduction is a complete reproduction of the entire original writing;

RESOLVED FURTHER, that this Action by Written Consent shall be filed with the minutes of the proceedings of the stockholders of the Company;

RESOLVED FURTHER, that by executing this Action by Written Consent, each undersigned stockholder is giving written consent with respect to all shares of the Company's capital stock held by such stockholder in favor of the above resolutions; and

RESOLVED FURTHER, that this Action by Written Consent may be executed in any number of counterparts, including by joinder signature page or the execution of such Subscription Agreement(s) as may directly incorporate this Action by Written Consent by reference, each of which shall constitute an original and all of which together shall constitute one action.

EXECUTED AS OF _________________, 2024

See Joinder Signature pages attached hereto

EXHIBIT A TO ACTION BY WRITTEN CONSENT

Restated Certificate

[attached]

EXHIBIT B TO ACTION BY WRITTEN CONSENT

AMENDMENT TO 2018 EQUITY INCENTIVE PLAN, AS AMENDED

WHEREAS, Bespoken Spirits Inc. (the "**Company**") wishes to increase the total number of shares of Common Stock (as defined in the Plan) reserved for issuance under the Company's 2018 Equity Incentive Plan, as amended (the "**Plan**").

NOW, THEREFORE, the Plan is hereby amended as follows:

The first sentence of Section 3 of the Plan is amended and restated in its entirety to read as follows:

> "Subject to the provisions of Section 14 below, the maximum aggregate number of Shares that may be issued under the Plan is [25,693,567] Shares."

EXHIBIT C TO ACTION BY WRITTEN CONSENT

Purchase Agreement

[attached]